1. Name and Address of Reporting Person
   Hall, J. Franklin
   9850 Regetta Drive #301
   Cincinnati, OH 45252
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   09/03/2002
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   First Financial Bancorp (FFBC)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Principal Accounting Officer
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
Common Stock                                540                    D
Common Stock                                5685                   I                Restricted Stock Awards
Common Stock                                285.6816 <F1>          I                401-K

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
2000 (ISO) Stock Option  01/24/2001 01/24/2010 Common Stock            5694      $17.56     D
2000 (NQ) Stock Option   01/24/2001 01/24/2010 Common Stock            1078      $17.56     D
2001 (ISO) Stock Option  01/22/2002 01/22/2011 Common Stock            5250      $16.0124   D
2002 (ISO) Stock Option  01/17/2003 01/17/2012 Common Stock            5000      $17.2      D
2002 (NQ) Stock Option   01/17/2002 01/17/2012 Common Stock            4187      $17.2      D

Explanation of Responses:

<F1>
Per 06/30/02 Plan Statement

SIGNATURE OF REPORTING PERSON
/s/ Terri J. Ziepfel

DATE
09/03/2002